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EXECUTION COPY

Share Purchase Agreement
by and between
Pulse Denmark ApS
and
Xilco A/S
Relating to the sale and purchase of all shares in
Pulse Components ApS

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TABLE OF CONTENTS

1.	Definitions and Interpretation	4
2.	Sale and Purchase of the Shares, Ancillary Transactions	18
3.	Purchase Price and Payment, Guarantee, Refinancing	20
4.	Signing	24
5.	Conditions Precedent	25
6.	Conduct of Business Pending Closing	29
7.	Closing	31
8.	Representations and Warranties of the Seller	34
9.	Representations and Warranties of the Buyer	50
10.	Claims	52
11.	Limitations for Claims	54
12.	Announcements	59
13.	Confidentiality	59
14.	Entire Agreement	61
15.	Amendments	62
16.	Costs	62
17.	Assignment	62
18.	Other Provisions	62
19.	Tax related matters	63
20.	Notices	69
21.	Governing Law	71
22.	Arbitration	71

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LIST OF SCHEDULES

Schedule 1.1	Accounting Principles

Schedule 1.1.A	Disclosure Letter (incl. Annexes 8.8.1, 8.8.2, 8.9.1, 8.9.2, 8.10.1 and Exhibits A and B

Schedule 1.1B	Index of Due Diligence Documentation

Schedule 2.3.1	Form of Share Purchase Agreement regarding Pulse US, Inc.

Schedule 2.3.2	Form of Business Transfer Agreement regarding the Dutch Assets

Schedule 2.3.3	Terms of Toll Manufacturing Agreement Pulse Vietnam (MEMS)

Schedule 2.3.6	Terms of HVT Sales and Cooperation Agreement (Victoria Line)

Schedule 3.1	Net Working Capital

Schedule 3.11	Guarantee from Altor Fund III GP Limited

Schedule 5.1(b)	Merger Filing Jurisdictions

Schedule 6.2	Exceptions to Seller’s Pre-Closing Undertakings

Schedule 8.5.1	Financial Statements

Schedule 8.20	Net Financial Indebtedness

Schedule 8.22	List of persons representing Seller’s Knowledge

Schedule 12.1	Form of joint announcement

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This Agreement (the “Agreement”) is dated June 2, 2009 and is entered into by and between:
(1)	Pulse Denmark ApS, a limited liability company (in Danish: “Anpartsselskab”) (registered and validly existing under the laws of the Kingdom of Denmark under CVR No. 31 25 39 50 with the Danish Commerce and Companies Agency) with its registered office at Byleddet 12-14, 4000 Roskilde, Denmark (the “Seller”),

and

(2)	Xilco A/S, a limited liability company (registered and validly existing under the laws of Kingdom of Denmark under CVR No. 31 27 02 35 with the Danish Commerce and Companies Agency) whose registered office is at c/o Altor Equity Partners A/S, Bredgade 29 III, DK-1260 Copenhagen K, Denmark (the “Buyer”).
Each of the Seller and the Buyer hereinafter referred to as a “Party” and jointly the “Parties”.
RECITALS
(A)	WHEREAS, the Seller owns nominally DKK 191,893,432 shares of Pulse Components ApS, a limited liability company (registered with the Danish Commerce and Companies Agency under CVR No. 25 14 13 50, with its registered office at Byleddet 14, 4000 Roskilde, Denmark (the “Company”) representing all of the outstanding share capital of the Company (the “Shares”) and, together with the Treasury Shares, all of the issued share capital of the Company; and

(B)	WHEREAS, the Seller wishes to sell and the Buyer wishes to buy the Shares upon the terms and subject to the conditions set forth in this Agreement.

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(C)	WHEREAS, Pulse Engineering Inc., an Affiliate of the Seller, which holds all of the issued share capital of “Pulse US” (as defined below), and the Buyer will enter into a separate share transfer agreement relating to the transfer of all of the issued share capital of Pulse US from Pulse Engineering, Inc. to the Buyer.

(D)	WHEREAS, Pulse Nederland B.V. and the Buyer will enter into a separate asset transfer agreement relating to the transfer of the Dutch Assets (as defined below) from Pulse Nederland B.V. to the Buyer.

(E)	WHEREAS, the Parties and/or their Affiliates will enter into the Ancillary Transactions (as defined below):

(F)	WHEREAS, following consummation of the transactions described in Recitals (A) — (E) above the Seller and its Affiliates will have separated the MedTech Business (as defined below) from any other business of the Seller and its Affiliates and transferred the entire MedTech Business to the Buyer.
NOW, THEREFORE, IT IS HEREBY AGREED AS FOLLOWS:
1.	Definitions and Interpretation

1.1	In this Agreement, unless the context requires otherwise:

“Accounting Principles”	means the generally accepted accounting principles applied in the United States of America (U.S. GAAP) supplemented by note 1 of the notes to the consolidated financial statements set forth in Technitrol, Inc.’s annual report on Form 10K for

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the fiscal year ended December 26, 2008 attached as Schedule 1.1;

“Affiliate”	means with respect to any Person, any other Person directly or indirectly Controlling, Controlled by or under common Control with such Person. For the avoidance of doubt, the Company shall be deemed to be an Affiliate of the Seller up to the Closing and thereafter be deemed to be an Affiliate of the Buyer;

“Affiliate Counterparties”	has the meaning set out in Clause 8.21.1;

“Affiliate Transaction”	has the meaning set out in Clause 8.21.1;

“Agreement”	means this agreement, including the preamble, the recitals, Exhibits and Schedules;

“Ancillary Transactions”	has the meaning set out in Clause 2.3;

“Basic Warranties”	means the Seller’s representations and warranties in Clauses 8.1.1-8.1.5 (Power and Authority), 8.2 (the Shares), 8.3

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(Corporate Matters) and 8.4 (the Subsidiaries);

“Banks”	means JPMORGAN CHASE BANK, N.A. in its capacity as Administrative Agent, Swing Line Lender and L/C Issuer pursuant to a certain Credit Agreement, dated February 28, 2008 and Amendment Agreement, dated February 19, 2009 with Technitrol , Inc. and certain Affiliates;

“Basket”	has the meaning set out in Clause 11.2.1(b);

“Breach of Warranties”	means any breach of any of the Warranties;

“Business Day”	means a day on which commercial banks in Denmark generally are open for business;

“Buyer”	has the meaning set out in the preamble;

“Buyer’s Calculation”	has the meaning set out in Clause 3.7.1;

“Claim”	means a claim raised by the Buyer pursuant to Clause 10;

“Claim Notice”	means a written notice of a Claim pursuant to Clause 10

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stating in reasonable detail the nature of the Claim and the amount claimed;

“Clause”	has the meaning set out in Clause 1.2;

“Closing”	means the completion of the transactions contemplated by this Agreement as set out in Clause 7;

“Closing Date”	means the date of Closing as determined in accordance with Clause 7.1;

“Company”	has the meaning set out in the recitals;

“Company IPR”	has the meaning set out in Clause 8.8.3;

“Control”	means (i) the holding of more than fifty (50) per cent of the shares of a Person, or (ii) the right to exercise more than fifty (50) per cent of the voting power in a Person, or (iii) the right to appoint or remove the majority of the members of the board of directors or a similar governing body of a Person. The terms “Controlled”, “Controlling” and similar

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expressions shall be construed accordingly;

“Credit Agreement”	means a certain Credit Agreement, dated February 28, 2008 and Amendment Agreement, dated February 19, 2009 between (i) Technitrol , Inc. and certain Affiliates and (ii) JPMORGAN CHASE BANK, N.A. in its capacity as Administrative Agent, Swing Line Lender and L/C Issuer;

“Disclosed”	means disclosed to the Buyer, its Affiliates, employees or advisers, in the Due Diligence Documentation or in the Disclosure Letter, so that a reasonably prudent buyer would be able to assess the effect of such fact, circumstance or matter on the Company or its business;

“Disclosure Letter”	means the letter of the same date as this Agreement from the Seller to the Buyer, together with all documents and schedules attached to it, in which the Seller, acting in good faith and exercising its best reasonable efforts, has Disclosed all such matters in relation to the Seller’s representations and

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warranties, which in the Seller’s opinion are material after having made due inquiries into such matters, and which letter is attached as Schedule 1.1.A hereto.

“Dispute Notice”	has the meaning set out in Clause 10.5.1;

“Due Diligence Documentation”	means (i) this Agreement and (ii) the specific documentation concerning the MedTech Business listed in Schedule 1.1.B, which has been made available to the Buyer in the virtual data room, hosted by Merrill Corporation, as of May 30, at 1.00 am. Danish time.

“Dutch Assets”	has the meaning set out in Clause 2.3.2;

“Encumbrance”	means any mortgage, charge, lien, pledge, option, right of first refusal, right of pre-emption or other security interest or encumbrance of any kind, other than Permitted Encumbrances;

“Estimated Net Working Capital”	has the meaning set out in Clause 3.2;

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“Estimated Initial Net Working Capital”	has the meaning set out in Clause 3.2;

“Exhibits”	has the meaning set out in Clause 1.2;

“Expert”	shall mean Deloitte or such other firm of independent certified public accountants as the Seller and the Buyer may agree;

“Final Net Working Capital”	means the Net Working Capital of the Medtech Business as of the Closing Date as agreed by Parties or determined by the Expert pursuant to Clause 3.7;

“Final Purchase Price”	means the Initial Purchase Price adjusted for any deviations between the Initial Net Working Capital and the Final Net Working Capital to be made in accordance with Clause 3;

“Financial Statements”	means has the meaning set out in Clause 8.5;

“Guarantee”	has the meaning set out in Clause 3.11;

“HVT Business”	means the design, manufacturing, marketing, sale and distribution of high volume

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transducers and other components to cellular telephones, game consoles, PDAs and other similar appliances;

“Indemnified Party”	means the Buyer or the Seller, as the case may be, who seeks indemnification pursuant to the terms of this Agreement;

“Indemnifying Party”	means the Buyer or the Seller, as the case may be, from whom indemnification is sought pursuant to the terms of this Agreement;

“Initial Net Working Capital”	means the Net Working Capital of the MedTech Business as of March 27, 2009 as agreed by Parties or determined by the Expert pursuant to Clause 3.7;

“Initial Purchase Price”	means the amount set out in Clause 3.1;

“IPR”	means all and any patents, trade marks, service marks, rights in logos, rights in trade names, internet domain names, rights in designs, copyright (including rights in computer software), database rights, utility models, rights in know-how and other intellectual property rights, in each case whether

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registered or unregistered and including applications for the grant of any of the foregoing and all rights or forms of protection having equivalent or similar effect to any of the foregoing;

“Key Employee”	has the meaning set out in Clause 8.10.1;

“Law”	means any EU, federal, national, state, provincial, local or other law (including case law, administrative practice and applicable legal principles) or regulation in any country or jurisdiction, and regulations and orders issued thereunder;

“Leased Properties”	has the meaning set out in Clause 8.9.2;

“Loss”	means a loss, claim, liability, cost or expense recoverable under the laws of Denmark and limited pursuant to the provisions of Clauses 10 and 11 of this Agreement;

“Lower Threshold”	has the meaning set out in Clause 11.2.1(a);

“Material Adverse Change”	means any change that is material and adverse to the long

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term future value of business, assets, results of operations or financial condition of the MedTech Business as a whole, except for, in each case, any change that results, directly or indirectly from, changes (w) in Danish or global economic conditions or financial markets, (x) generally affecting one or more companies in the industry in which the MedTech Business operates, and (y) in laws or accounting standards, principles or interpretations of general application, and (z) attributable to any litigation or loss of current or prospective customers or revenues as to which the Seller can furnish reasonable evidence occurred primarily from the announcement that the Seller has entered into this Agreement;

“Material Contract”	means a contract with an obligation for a MedTech Company to purchase or sell goods or services in excess of USD 500,000 per annum;

“MedTech Business”	means the Seller’s and its Affiliates’ entire business, as conducted since March 1, 2008, comprising design,

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manufacturing, marketing, sale and distribution of components to hearing aids and certain other highly specialized headsets, biopsy equipment, drug delivery pumps for insulin body worn pumps, memory modules for insulin pens, micro coils, electroporation products and other electromechanical medical technology products (including all assets and liabilities pertaining thereto, except those specifically exempted).

“MedTech Company”	means the Company, or a Subsidiary, or Pulse US;

“MEMS Business”	means the design, manufacturing, marketing, sale and distribution of MEMS microphones.

’’Net Financial Indebtedness’’	has the meaning set out in Schedule 8.20;

“Net Working Capital”	has the meaning set out in Schedule 3.1;

“Ordinary Course of Business”	means the ordinary course of the MedTech Business consistent with past custom and practice;

“Owned Properties”	has the meaning set out in Clause 8.9.1;

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“Party” or “Parties”	has the meaning set out in the preamble;

“Permits”	has the meaning set out in Clause 8.11.1;

“Permitted Encumbrances”	means Encumbrances reflected or taken into account in preparing the Financial Statements;

“Person”	means any individual, company, partnership, joint venture or other entity of any kind or governmental authority;

"Pre-contractual statement”	has the meaning set out in Clause 14.4;

“Properties”	has the meaning set out in Clause 8.9.2;

“Pulse US”	means Pulse US, Inc. a corporation incorporated under the laws of the state of Illinois with its registered address at Pulse US, Inc., 12455 Ridgedale Drive, Suite 104, Minnetonka, MN 55305;

“Purchase Price	has the meaning set out in Clause 3.1;

“Review Period”	has the meaning set out in Clause 3.7.2;

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“Schedules”	has the meaning set out in Clause 1.2;

“Seller”	has the meaning set out in the preamble;

“Seller’s Knowledge”	has the meaning set out in Clause 8.22;

“Shares”	has the meaning set out in the recitals;

“Subsidiary”	means each of Pulse ApS, CVR No. 10 36 09 86, Pulse Vietnam co. ltd. and, as a subsidiary to Pulse ApS, Pulse Polska Sp.zoo;

“Tax”	means any and all taxes of whatever nature imposed by any taxing jurisdiction, including without limitation (a) income taxes, (b) corporate taxes, (c) capital gains taxes, (d) payroll taxes, (e) value added taxes or sales taxes, (f) withholding taxes, (g) stamp duties, and (h) customs, as well as any interest, penalty, cost or expense resulting therefrom or relating thereto;

“Third Party Claim”	has the meaning set out in Clause 10.5.1; and

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“Treasury Shares”	means shares (a) in the Company (i) held by the Company in the nominal amount of DKK 2,281,646 and (ii) held by Pulse ApS in the nominal amount of DKK 7,847,417 and (b) in Pulse ApS held by Pulse ApS in the nominal amount of DKK 21,000;

“Warranties”	means the representations and warranties made by the Buyer or the Seller in this Agreement.
1.2	In this Agreement, unless the context requires otherwise:
(a)	If an Exhibit is a form of agreement, such agreement, when executed and delivered by the parties thereto, shall constitute a document independent of this Agreement.

(b)	Words denoting the singular number shall include the plural and vice versa.

(c)	The headings in this Agreement are for convenience only and shall not affect in any way the meaning or interpretation of any of the provisions hereof.

(d)	References to Clauses, Exhibits, and Schedules are to clauses, exhibits and schedules of this Agreement.

(e)	Unless otherwise expressly stated, or required by the subject matter or the context, references to this Agreement shall include references to the Exhibits and Schedules, which shall form an integral part of this Agreement and any subsequent

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amendments of this Agreement agreed by the Parties in writing.

(f)	References to “include”, “includes” and “including” are deemed to be followed by “without limitation” whether or not they are in fact followed by such words or words of similar import.

(g)	This Agreement is the result of negotiations between the Parties and shall not be construed against any Party by reason of authorship of such Party of any of the provisions of this Agreement.
2.	Sale and Purchase of the Shares, Ancillary Transactions

2.1	On the terms and subject to the conditions set forth in this Agreement, the Seller hereby agrees to sell to the Buyer the Shares held by the Seller, and the Buyer hereby agrees to buy from the Seller the Shares held by the Seller, free and clear from any Encumbrances.

2.2	Following the transaction described in Clause 2.1, title to the Shares and all benefits attached to or accruing to the Shares shall pass to the Buyer at Closing.

2.3	The Seller shall procure that — concurrently with the transfer of the Shares pursuant to this Agreement — its affiliates Pulse Engineering, Inc. and Pulse Nederland B.V. execute, deliver and perform the following transactions (the “Ancillary Transactions”) with the Buyer for the purpose of ensuring that the MedTech Business but, for the avoidance of doubt, no more than the MedTech Business, is transferred to the Buyer hereunder, provided that the Ancillary Transactions shall be contingent on Closing occurring under this Agreement:

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2.3.1	Pulse Engineering, Inc. shall sell to the Buyer all of the issued and outstanding shares in Pulse US, Inc., and the Buyer shall purchase such shares from Pulse Engineering, Inc. on the terms set forth in Schedule 2.3.1.

2.3.2	Pulse Nederland B.V. shall (i) sell certain assets, (ii) transfer certain employees and (iii) assign (x) a certain intercompany contract between Pulse Nederland B.V. and the Company and (y) a certain lease agreement to the Buyer, and the Buyer shall purchase such assets and receive and assume rights and obligations relating to such employees and such contract on terms set forth in Schedule 2.3.2 (collectively the “Dutch Assets”).

2.3.3	Pulse MEMS ApS and Pulse Vietnam co. ltd. shall enter into a toll manufacturing agreement providing for continued manufacturing until September 30, 2009 by Pulse Vietnam at its facilities in Vietnam of certain MEMS products to Pulse MEMS ApS for resale to its current customers to fulfil certain end-of-life obligations on terms set forth in Schedule 2.3.3.

2.3.4	The Seller shall procure that if any MedTech Business assets or rights (i.e. assets and right used in connection with the conduct of the MedTech Business) are held by Seller or any of its Affiliates and is not transferred under this Agreement or the Ancillary Transactions, such assets or rights shall be transferred to the Buyer free of costs.

2.3.5	The Seller shall — irrespective of the limitations set forth in Clauses 11.1-11.4 — indemnify and hold harmless the Buyer and its Affiliates, including the entities constituting the MedTech Business, for any non-MedTech Business liabilities retained by the MedTech Companies after the

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Closing Date, including for the avoidance of doubt any liabilities pertaining to the divestment of — or former ownership of — the HVT Business and the Mems Business (and the companies Pulse HVT ApS, Pulse MEMS ApS and Pulse Tech ApS) and other non-MedTech activities or assets and the property in Poland sold to Oticon (including costs and Taxes).

2.3.6	Pulse HVT ApS and Pulse ApS shall enter into a sales and cooperation agreement providing for continued supply from Pulse HVT ApS to Pulse ApSof components within the Victoria line for resale by Pulse ApSof such components to its current customers which have taken or sampled such products within the last 6 months before the Closing Date on terms set forth in Schedule 2.3.6.

2.3.7	The Seller and the Buyer shall to the extent necessary cooperate on any temporarily continued shared functions.
3.	Purchase Price and Payment, Guarantee, Refinancing

3.1	Initial Purchase Price

The initial purchase price for the MedTech Business, including the Shares shall be USD 200 million (two hundred million United States Dollars) (the “Initial Purchase Price”). The Initial Purchase Price is based on the assumption that the MedTech Business is free from any and all Net Financial Indebtedness and on a consolidated basis has a Net Working Capital equal to the Initial Net Working Capital calculated based on the principles set out in Schedule 3.1.

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3.2	Closing Purchase Price

The consideration to be paid at Closing (the “Closing Purchase Price”) shall be the Initial Purchase Price (i) as adjusted USD for USD for any deviation in the estimated Net Working Capital as of the Closing Date (the “Estimated Net Working Capital”) from the estimated Initial Net Working Capital as of 27 March, 2009 (the “ Estimated Initial Net Working capital”) and (ii) minus the Net Financial Indebtedness, if any, or plus the amount by which the Net Financial Indebtedness is less than zero.

3.3	Intentionally left blank.

3.4	The Seller shall deliver a calculation of the estimated Net Financial Indebtedness, the Estimated Net Working Capital and the Estimated Initial Net Working Capital to the Buyer no later than 5 (five) Business Days prior to the Closing Date.

3.5	The Seller shall provide the Buyer with the bank account details of the Seller no later than 3 (three) Business Days prior to the Closing Date.

3.6	The Closing Purchase Price shall be paid by the Buyer to the Seller at Closing in immediately available funds with same day interest value by transfer to the accounts as specified by the Seller pursuant to Clause 3.5.

3.7	Final Purchase Price

3.7.1	As soon as practicable but in no event later than 60 days following the Closing, the Buyer shall prepare, or cause to be prepared, and deliver to the Seller, a calculation of the final Net Financial Indebtedness and the final Net Working Capital as of the Closing Date and the Initial Net Working Capital (the “Buyer’s Calculations”). The Buyer’s Calculation shall be accompanied by a report of the Buyer’s independent certified public accountants to the effect

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that the Buyer’s Calculations have been prepared in accordance with the principles set out in Schedule 3.1, the Accounting Principles and past practices.

3.7.2	The Seller and the Seller’s accountants shall complete their review of the Buyer’s Calculations within 30 days after which the Seller received the Buyer’s Calculations (the “Review Period”).

3.7.3	The Parties shall endeavour in good faith to agree with each other on the final Net Financial Indebtedness, the Final Net Working Capital and the Initial Net Working Capital. Once agreed, the Parties shall jointly reflect their agreement on the Final Purchase Price.

3.7.4	If within 15 days after the end of the Review Period, the Parties are unable to agree on the final Net Financial Indebtedness, the Final Net Working Capital and the Initial Net Working Capital, each Party may refer any remaining disagreements to the Expert subject to the following:
(a)	The Expert shall be instructed to notify the Seller and the Buyer of his determination of the referred disagreement no later than 30 days following such referral;

(b)	The Parties shall be entitled to make written submissions to the Expert. The Parties shall make readily available to the Expert all relevant books and records and any work papers (including those of the Parties’ respective accountants, to the extent permitted by such accountants) relating to the calculation of the final Net Financial Indebtedness, the Final Net Working Capital and the Initial Net Working Capital and all other items reasonably requested by the Expert in connection therewith;

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(c)	The Expert shall review the disputed amount(s) only and shall determine the final Net Financial Indebtedness, the Final Net Working Capital and the Initial Net Working Capital pursuant to the terms of this Clause 3.7. The determination of the Expert shall be conclusive and binding upon the Buyer and the Seller and their Affiliates;

(d)	The fees and disbursements of the Expert shall be borne equally by the Buyer and the Seller;

(e)	Following any determination by the Expert in accordance with Clause 3.7.4, the Final Purchase Price shall be deemed determined.
3.7.5	The Buyer shall provide the Seller and its accountants full access to the books and records of the MedTech Business and to any other information, including work papers of its accountants (to the extent permitted by such accountants), and to any employees during regular business hours and on reasonable advance notice, to the extent necessary for the Seller to review the Buyers Calculation, to prepare the Seller’s objections and to prepare materials for presentation to the Expert in connection with Clause 3.7.4. The seller and its accountants shall have full access to all information used by the Buyer in preparing the Buyer’s Calculation, including the work papers of its accountants (to the extent permitted by such accountants).

3.8	Any sum payable pursuant to Clause 3.7 shall be paid within 3 (three) Business Days after the date on which the Final Purchase Price has been either agreed by the Parties pursuant to Clause 3.7.3 below or determined by the Expert pursuant to Clause 3.7.4, together with interest thereon from the Closing Date up to and including the date of payment. Payment shall be made in immediately available funds with same day interest value by transfer to an account designated by the Seller or the Buyer, as the case may be.

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3.9	Intentionally left blank

3.10	Any and all fees and other charges for the transfer of the Purchase Price imposed by the Buyer’s bank shall be for the account of and paid by the Buyer and any and all fees and other charges for such transfer imposed by the Seller’s bank shall be for the account of and paid by the Seller.

3.11	Altor Fund III GP Limited shall execute and deliver a guarantee on the due performance by the Buyer of the Buyer’s obligations under the Agreement to pay the Purchase Price (the “Guarantee”). The Guarantee shall be executed and delivered no later than at the signing of the Agreement and shall be on terms as set forth in Schedule 3.11.

3.12	Pulse Engineering, Inc. guarantees the due performance by the Seller of all of the Seller’s obligations under the Agreement, including the delivery of the entire MedTech Business, including the Shares.

4.	Signing

4.1	At signing the Seller shall deliver to the Buyer:
(a)	documentary evidence from relevant corporate bodies of the Seller authorising the signing of this Agreement and the consummation of the necessary transactions under this Agreement (including without limitation any and all Closing and post Closing deliveries), and

(b)	documentary evidence showing that the individual(s) signing this Agreement on behalf of the Seller is duly authorised to do so.

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4.2	At signing the Buyer shall deliver to the Seller:
(a)	documentary evidence from relevant corporate bodies of the Buyer authorising the signing of this Agreement and the consummation of the necessary transactions under this Agreement (including without limitation any and all Closing and post Closing deliveries);

(b)	documentary evidence showing that the individuals signing this Agreement on behalf of the Buyer are duly authorised to do so; and

(c)	the Guarantee attached as Schedule 3.11 and executed and delivered by Altor Fund III GP Limited.
5.	Conditions Precedent

5.1	The obligations of the Buyer to consummate the transactions contemplated by this Agreement shall be subject to the following conditions precedent being satisfied on the Closing Date:
(a)	Since Signing and as of the Closing Date, there is no Material Adverse Change.

(b)	All mandatory competition or other regulatory consents and approvals have been obtained or the applicable waiting periods under applicable Law has elapsed. The Buyer covenants and agrees that it will accept any reasonable conditions or undertakings imposed on the Buyer or the MedTech Companies for the granting of such consents or approvals. In Schedule 5.1 (b) is set out (i) the jurisdictions in which a competition Law filing has to be made, (ii) the jurisdictions in which in which actual competition law approval of the consummation of the transactions contemplated by this Agreement shall

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be obtained, and (iii) the waiting period for the relevant jurisdictions. The Buyer shall use reasonable best efforts to secure required approvals.

(c)	No suit or other proceedings shall be pending or threatened in writing before any court or governmental agency seeking to enjoin, prohibit or materially restrict the consummation of the transactions contemplated by this Agreement.

(d)	No Law which makes it illegal for the Buyer to consummate the transactions contemplated hereby, or any order, decree or judgment, which prevents the Buyer from consummating the transactions contemplated hereby, shall be in effect.

(e)	The Seller shall have made its deliveries required to be made by the Seller pursuant to Clause 7 and this Clause 5.1.

(f)	The Seller is not in breach of its obligations pursuant to this Agreement, which breach has resulted in a Material Adverse Change.

(g)	All intercompany accounts between the Seller and the Seller’s Affiliates on the one side and any MedTech Company on the other side shall be settled in immediately available funds at or prior to Closing and the Company and the Subsidiaries shall be released as parties to or obligors or guarantors under the Credit Agreement and all other credit agreements. The Seller shall in good faith consult the Buyer prior to the settlement of intercompany accounts for the purpose of agreeing to a model which does not have an adverse effect on the Buyer or the MedTech Business.

(h)	All required consents and approvals from work councils, trade unions etc. in respect of transfer of the employees related to the Dutch Assets have been obtained.

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5.2	The obligations of the Seller to consummate the transactions contemplated by this Agreement shall be subject to the following conditions precedent being satisfied on the Closing Date:
(a)	All necessary or required competition or other regulatory consents and approvals have been obtained or the applicable waiting periods under applicable Law has elapsed.

(b)	No suit or other proceedings shall be pending or threatened in writing before any court or governmental agency seeking to enjoin, prohibit or materially restrict the consummation of the transactions contemplated by this Agreement.

(c)	No Law which makes it illegal for the Seller to consummate the transactions contemplated hereby, or any order, decree or judgment, which prevents the Seller from consummating the transactions contemplated hereby, shall be in effect.

(d)	The Buyer shall have made its deliveries required to be made pursuant to Clause 7.3.
5.3	The Seller undertakes in good faith and as soon as possible after the Signing to use its reasonable best efforts and co-operate with the Buyer to fulfil or procure fulfilment of the conditions listed in Clause 5.1.

5.4	The Buyer undertakes in good faith and as soon as possible after the Signing to use its reasonable best efforts and co-operate with the Seller to fulfil or procure fulfilment of the conditions listed in Clause 5.2.

5.5	The Buyer and the Seller have agreed to make filings with the relevant competition law authorities in relevant jurisdictions as set out in Schedule 5.1 (b). The Buyer shall be responsible for submitting filings within 7 Business Days after signing in all

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jurisdictions in which a filing is required provided, however, that all necessary information is available to the Buyer. The Buyer and the Seller shall co-operate (including exchanging relevant information, subject to the execution of a confidentiality agreement) and use their reasonable best efforts to co-operate and procure their Affiliates to co-operate with any competition law authority or other regulatory authority and disclose any and all relevant information requested by such authority as soon as possible, in order to obtain any competition law or other regulatory approval necessary for the consummation of the transactions contemplated by this Agreement. Representatives of the Parties shall be entitled to participate in any meetings or negotiations with competition law authorities or other regulatory authorities, provided that any information with respect to the Buyer which the Seller receive during such meetings and negotiations shall be treated confidentially by the Seller.

5.6	The Buyer may prior to or on the Closing date, waive (to the extent thought fit by the Buyer and in writing) all or any of the conditions set out in Clause 5.1 or any part of them. The Seller may prior to or on the Closing date, waive (to the extent thought fit by the Seller and in writing) all or any of the conditions set out in Clause 5.2 or any part of them. Any waiver by the Buyer or the Seller under this Clause is without prejudice to any other rights which they have under this Agreement.

5.7	If at any time the Seller becomes aware of a fact or circumstance that might prevent or materially delay the satisfaction of any of the conditions listed in Clause 5.1, the Seller shall in good faith promptly notify the Buyer. If at any time the Buyer becomes aware of a fact or circumstance that might prevent or materially delay the satisfaction of any of the conditions listed in Clause 5.2, the Buyer shall in good faith promptly notify the Seller.

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6.	Conduct of Business Pending Closing

6.1	The Seller shall procure that from the date of Signing and until the Closing Date, the MedTech Business will carry on business in the Ordinary Course of Business.

6.2	From Signing until Closing, except as set out in Schedule 6.2, the Seller shall not allow any MedTech Company to:
(a)	adopt or propose any change in the MedTech Company’s articles of association;

(b)	purchase, lease or otherwise acquire, or sell, lease, license or otherwise dispose of assets or properties, except in any such case (i) in the Ordinary Course of Business or (ii) as set out in Schedule 2.3.2;

(c)	approve or commit to make any new capital expenditure, each in excess of USD 200,000, excluding any capital expenditures approved or committed prior to Signing;

(d)	enter into, amend, terminate or become subject to any contract which commit the MedTech Company to incur liabilities in excess of USD 200,000, excluding commitments and liabilities (i) relating to delivery of goods and services in the Ordinary Course of Business and (ii) which the Seller can allow the MedTech Company to incur pursuant to the other provisions of this Clause 6.2;

(e)	permit the establishment of any Encumbrances, other than in the Ordinary Course of Business;

(f)	acquire any business by merger, purchase of assets or equity interests or by another manner, in a single transaction or series of related transactions or enter into any agreement, letter

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of intent or similar arrangement with respect to any of the foregoing;

(g)	grant salary, wage or bonus increases to employees or create, modify or amend any pension plan or make any bonus, profit sharing, pension, retirement or insurance payment, distribution or arrangement to or with any officer or employee, except for payments or arrangements that are made in the Ordinary Course of Business or pursuant to prior arrangements;

(h)	assign or dispose any IPR owned by any MedTech Company, or allow any IPR owned by any MedTech Company to expire or become abandoned other than in the Ordinary Course of Business; and

(i)	in each case, other than in the Ordinary Course of Business, to (i) settle and/or compromise any material Tax liability or (ii) prepare any Tax returns in a manner which is materially inconsistent with past practices of the MedTech Company with respect to the treatment of material items on such Tax returns.

(j)	declare or pay any dividend or other distribution or return of capital.

(k)	issue, redeem or purchase or repurchase any shares or other securities convertible into shares, including any option or right to subscribe in respect of any share capital.

(l)	give or agree to give any guaranty or indemnity other than in the Ordinary Course of Business.

(m)	borrow any money or agree to do so other than by bank overdraft or similar facility in the Ordinary Course of Business.

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(n)	commence or settle any lawsuits, arbitration or administrative proceedings other than debt collection in the Ordinary Course of Business.

(o)	sell, assign or transfer any accounts receivable which has not become due for payment.

(p)	refrain from paying when due any accounts payable.

(q)	amend its purchasing policy or delay its normal purchase of raw materials or supplies.
6.5	This Clause 6 shall apply only to the extent permissible under applicable competition law.

7.	Closing

7.1	Closing of the transactions contemplated by this Agreement shall take place at the offices of Bruun & Hjejle, Bredgade 38, DK-1260 Copenhagen K, Denmark, on June 25, 2009 at 10.00 (CET) or at such other date and time as may be agreed between the Parties or stipulated in accordance with Clause 7.6 (the “Closing Date”).

7.2	Subject to the Buyer’s performance of its obligations pursuant to Clause 7.3, the Seller shall at Closing deliver or cause to be delivered to the Buyer:
(a)	evidence that the Company has been notified of the transfer to the Buyer of title to all the Shares and confirmation from the Company of its receipt of said notification;

(b)	the share register of the Company evidencing that the Buyer has been duly entered as the sole holder of the Shares;

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(c)	documentary evidence confirming the authority of the individual(s) executing the transfer of the Shares on behalf of the Seller;

(d)	the written resignations of all board members of the Company and the Subsidiaries elected by the shareholders and the auditor, such resignations to be effective as of Closing and confirming that none of such board members or the auditor have any existing or contingent claims against the Company and the Subsidiaries;

(e)	the execution, delivery and performance of the Ancillary Transactions by the affiliates to the Seller;

(f)	Release letters from the Banks to the effect that the MedTech Companies are no longer parties to or obligors or guarantors under the Credit Agreement;

(g)	such additional documents as, in the Buyer’s reasonable opinion, are necessary or expedient to complete the Closing of the transfer of the Shares, Pulse US, the Dutch Assets and any other action required to perfect transfer of the MedTech Business to the Buyer.
7.3	Subject to the Seller’s performance of its obligations pursuant to Clause 7.2, the Buyer shall take, or cause to be taken, the following actions:
(a)	cause the Purchase Price to be transferred as set forth in Clause 3.4 (which transfer shall be evidenced by confirmation satisfactory to the Seller that the relevant amounts have been credited to the relevant accounts as notified pursuant to Clause 3.4);

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(b)	documentary evidence confirming the authority of the individual(s) executing this Agreement on behalf of the Buyer;

(c)	cause an extraordinary general meeting of the Company to be held, at which meeting the Buyer shall appoint new board members of the Company and cause the present members of the Company’s board of directors to be discharged in full from any liability with respect to their administration of the Company’s affairs prior to Closing, and at which meeting the Buyer shall appoint new auditors (it being understood that such new board members and such new auditors are registered at the Danish Commerce and Companies Agency effective the date of this Agreement) and deliver evidence thereof;

(d)	the execution, delivery and performance by the Buyer or its designee of the Ancillary Transactions; and

(e)	deliver such additional documents as, in the Seller’s reasonable opinion, are necessary or expedient to complete the Closing of the transfer of the Shares, Pulse US, the Dutch Assets and any other action required, and the deliveries described in (a) — (d) above shall apply mutatis mutandis.

(f)	deliver a statement from Denis Viet-Jacobsen and Johan Cervin to the effect that they have no actual knowledge of a breach of the Sellers’ Warranties as of Signing and to inform if they have actual knowledge of a breach of the Seller’s Warranties as of Closing.
7.4	All of the actions required to be performed at Closing pursuant to this Clause 7 shall be deemed to have occurred simultaneously, and none of such actions shall be considered performed until and unless all such actions have been performed or the requirement thereof waived, by the relevant Party.

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7.5	The Closing actions shall be documented in a Closing memorandum. The Seller shall no later than 3 Business days before the contemplated Closing Date deliver a draft Closing memorandum to the Buyer.

7.6	This Agreement shall automatically terminate and, except as indicated below, shall cease to have any further effect and the Parties shall have no further obligation or liability one to the other if Closing does not occur on or before October 31, 2009, except (i) if the Parties otherwise agree in writing or (ii) in the event of fraud or any wilful breach of such Party’s obligations under this Agreement, in which case the other Party shall be entitled to exercise any remedy in respect of such actual fraud or wilful breach as is available under Danish law and this Agreement. A Party shall for such Party’s account be entitled to waive fulfilment by the other Party of any of such other Party’s obligations at Closing, in whole or in part. Automatic termination of this Agreement in accordance with this Clause 7.6 shall not prejudice the accrued rights of the Parties in respect of any breach of the Agreement occurring prior to such termination. The Parties’ obligations under Clause 12, (Announcement), Clause 13 (Confidentiality), Clause 21 (Governing Law) and Clause 22 (Arbitration) shall survive any automatic termination of this Agreement in accordance with this Clause 7.6.

8.	Representations and Warranties of the Seller

The Seller represents and warrants to the Buyer that each of the statements made by the Seller in Clauses 8.1 through 8.21 is true and accurate as of the date of this Agreement and as of the Closing Date:

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8.1	Power and Authority
8.1.1	The Seller is a limited liability company duly organised and validly existing under the laws of its incorporation and has requisite power and authority to execute and deliver this Agreement and perform its obligations hereunder.

8.1.2	The execution and delivery of this Agreement and the consummation and performance of the transactions contemplated hereby have been duly and validly authorised by all necessary corporate actions on the part of the Seller.

8.1.3	Upon satisfaction of the conditions precedent set out in Clause 5.2 of this Agreement and, assuming the due authorisation, execution and delivery of this Agreement by the Buyer, this Agreement constitutes a legal, valid and binding obligation of the Seller enforceable against it in accordance with its terms.

8.1.4	The execution and entering into, and the performance of, and compliance with, this Agreement and the consummation of the transactions contemplated hereby, will not:
(a)	result in a breach of the articles of association of the Seller;

(b)	result in a material breach of, or constitute a default under, any material instrument by which the Seller is bound; or

(c)	result in a breach of any material order, judgment or decree of any court, governmental

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agency or regulatory body by which the Seller or any of its properties or assets are bound.
8.1.5	No claims, lawsuits, legal or other proceedings are pending or to the Seller’s Knowledge threatened against the Seller or its respective properties and other assets before any court, arbitration tribunal, administrative body that, if adversely decided, will affect the Seller’s right or title to the Shares or prevent or delay the Seller’s consummation of the transactions contemplated by this Agreement.
8.2	The Shares
8.2.1	The Seller is the sole and legal owner of, and has transferable title to, the Shares held by the Seller.

8.2.2	The Shares held by the Seller are properly and validly issued and fully paid up, and will at the Closing be free and clear from any Encumbrances.

8.2.3	Together with the Treasury Shares, the Shares represent the entire issued and outstanding share capital of the Company. No proposal has been made, and no resolution has been adopted by the Company to issue additional shares.

8.2.4	As of the Closing Date, there are no agreements, understandings or unilateral documents relating to rights in existing or future equity ownership interests in the Company, including put and call options, rights of first refusal, warrants, convertible bonds or similar instruments.

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8.3	Corporate Matters
8.3.1	Each MedTech Company is duly incorporated and validly existing under the laws of Denmark or the laws of such other country in which the relevant MedTech Company is incorporated, and has all requisite power and authority to own its assets and to carry on its business as it is now being conducted.

8.3.2	All statutory books and registers of the relevant MedTech Company are in the possession of the relevant MedTechCompany and have been properly kept.

8.3.3	No order has been made and no resolution has been passed for the bankruptcy, suspension of payments or winding-up or dissolution of any MedTech Company or Pulse Netherland B.V.

8.3.4	Except for the Subsidiaries, the Company has no interest in, nor has it agreed to acquire an interest in, any other business entity or association and Pulse US has no interest in, nor has it agreed to acquire an interest in, any other business entity or association.
8.4	The Subsidiaries, Pulse US and Pulse Netherland B.V
8.4.1	The Company and Pulse Engineering, Inc. are the sole and legal owners of, and have transferable title to, the entire issued and outstanding share capital of each of the Subsidiaries (in the case of the Company), and Pulse US and Pulse Netherland B.V. (in the case of Pulse Engineering, Inc.). The share capital of each Subsidiary and Pulse US is properly and validly issued and fully paid up, and will at the Closing be free and clear from any Encumbrances.

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8.4.2	Each Subsidiary, Pulse US and Pulse Netherland B.V, has been duly incorporated and is duly organised and validly existing under the laws of the relevant jurisdiction, and has all requisite power and authority to own its assets and to carry on its business under the laws of relevant jurisdiction.

8.4.3	All statutory books and registers of the Subsidiaries and Pulse US are in the possession of the Company, the Subsidiaries and Pulse US and have been properly kept.

8.4.4	No order has been made and no resolution has been passed for the bankruptcy, suspension of payments or winding-up or dissolution of any of the Subsidiaries, Pulse US or Pulse Netherland B.V.

8.4.5	The Subsidiaries and Pulse US have no interest in, nor have they agreed to acquire an interest in, any other business entity or association.

8.4.6	As of the Closing Date, there are no agreements, understandings or unilateral documents relating to rights in existing or future equity ownership interests in the Subsidiaries or Pulse US, including put and call options, rights of first refusal, warrants, convertible bonds or similar instruments.
8.5	Financial Statements
8.5.1	Schedule 8.5.1 contains with respect to the MedTech Business (i) a copy of the unaudited combined balance sheets and the unaudited combined statements of income as of December 26, 2008 (in the case of the unaudited combined balance sheets) and for the ten months ended December 26, 2008 (in the case of the unaudited

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combined statements of income), (ii) a copy of the unaudited combined balance sheets and the unaudited combined statements of income as of March 27, 2009 (in the case of the unaudited combined balance sheets) and for the three months ended March 27, 2009 (in the case of the unaudited combined statements of income) and (iii) the interim reports for the period March 28 through April 24, 2009. Such unaudited combined consolidated financial statements of the MedTech Business are collectively referred to herein as the “Financial Statements”. The Financial Statements have been prepared in accordance with the Accounting Principles applied on a consistent basis, except for the absence of notes and, with respect to (ii) and (iii) above, year-end adjustments. The Financial Statements fairly present the combined consolidated financial conditions and results of operations of the MedTech Business as of the dates thereof or for the periods covered thereby.

8.5.2	The latest approved statutory audited annual reports for the MedTech Companies has been prepared in accordance with applicable Law.

8.5.3	The Financial Statements have been prepared based on the books and records of the MedTech Businees.

8.5.4	To the Seller’s knowledge neither the Seller nor any MedTech Company have received, or otherwise have knowledge of, any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods or internal accounting controls of any of the MedTech Companies, including any material complaint, allegation, assertion or claim that any of the

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MedTech Companies has engaged in questionable accounting or auditing practices.
8.6	Events Since December 26, 2008
8.6.1	Since December 26, 2008:
(a)	the MedTech Business has conducted its business in the Ordinary Course of Business;

(b)	there has been no event or occurrence that has resulted in a Material Adverse Change; and

(c)	except as set forth in the Financial Statements, the MedTech Companies have not declared, paid or made any dividend, share buy back or other distribution of shareholder funds.
8.7	Assets (excluding IPR and Real Property), Sufficiency of Assets
8.7.1	The MedTech Business is the legal and beneficial owner of the material tangible assets reflected in the Financial Statements other than assets disposed of since Accounts Date in the Ordinary Course of Business and other than assets related to (i) the Company’s MEMS business, which was sold on April 30, 2009 or (ii) the Company’s HVT business, which is being retained by the Seller, and each such material tangible asset is in good working condition subject to normal wear and tear.

8.7.2	As of the Closing Date and taking into account the Ancillary Transactions, the Buyer will, directly or indirectly, and without any costs or payment, other than the Purchase Price, possess all of the assets and rights, IPR and employees and other capabilities as are necessary to

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constitute and to conduct the MedTech Business in all respects as it has been conducted since March 1, 2008.
8.8.	IPR
8.8.1	Section 8.8.1 of the Disclosure Letter sets out all registered IPR owned by the MedTech Business, which are necessary for the development, production, use and sale of products currently produced, marketed and sold by the MedTech Business or which are otherwise material to the business conducted by the MedTech Business on the date hereof, indicating the record owner, registration or application number and applicable filing jurisdiction.

8.8.2	Section 8.8.2 of the Disclosure Letter sets out all material unregistered IPR owned by the MedTech Business, which are necessary for the development, production, use and sale of products currently produced, marketed and sold by the MedTech Business or which are otherwise material to the business conducted by the MedTech Business on the date hereof, indicating the record owner thereof.

8.8.3	The MedTech Business owns or has sufficient rights to use all the IPR it uses in its business as currently conducted (the “Company IPR”). The Company IPR owned by the MedTech Business is exclusively owned, or, where specified, co-owned, and will at the Closing be free from all Encumbrances. The Company IPR (a) constitutes all of the IPR necessary to conduct the business of the MedTech Business as currently conducted, (b) is valid, subsisting and enforceable, and (c) is not subject to any outstanding order, judgment, decree or agreement materially adversely affecting the MedTech Business’ use of, or rights to, such IPR.

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8.8.4	The MedTech Business has taken all reasonable measures to protect the Company IPR and the confidentiality of all trade secrets that it owns or uses, and to the Seller’s Knowledge such trade secrets have not been used, disclosed to or discovered by any Person other than pursuant to valid appropriate non-disclosure and/or license agreements, or similar obligations pursuant to employment contracts or applicable Law, which have not been materially breached.

8.8.5	Copies of all licenses, agreements and other arrangements relating to IPRs are contained in the Due Diligence Documentation and, to the Seller’s Knowledge, no MedTech Company nor is any third party in material breach of any such license, agreement or other arrangement.

8.8.6	To the Seller’s Knowledge no third party is infringing or making unauthorised use of any IPRs owned, co-owned or used by the MedTech Business.

8.8.7	To the Seller’s knowledge none of the activities of the MedTech Business infringe or make unauthorised use of the IPRs of any third party.
8.9	Real Property
8.9.1	All of the MedTech Business’ owned real property (the “Owned Properties”) is listed in Section 8.9.1 of the Disclosure letter.

8.9.2	All of the MedTech Business’ leased real property (the “Leased Properties”) is listed in Section 8.9.2 in the Disclosure Letter. The Owned Properties and the Leased properties are collectively referred to as the “Properties”.

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8.9.3	The MedTech Business has unrestricted title to the Owned Property which at the Closing will be free and clear of any Encumbrances not registered on such real property or reflected in the Financial Statements.

8.9.4	No lease relating to any of the Leased Property has to the Seller’s Knowledge been terminated or breached by the MedTech Business or the lessor.
8.10	Employees
8.10.1	Section 8.10.1 in the Disclosure Letter sets out the following information, as of the date hereof, with respect to each the individuals identified therein (each, a “Key Employee”): name, title, base salary and, if applicable, bonus received in relation to the financial year expiring on the Accounts Date. The terms set out therein are true and accurate in all material respects and none of the Key Employees have given written notice of termination of their employment.

8.10.2	To the Seller’s Knowledge the employees of the MedTech Business have been employed on terms and conditions, which in all material respects are consistent with normal business practices in the industry labour market, including Danish Law and the Laws of any other applicable jurisdiction. No employees of the MedTech Business has been granted any privileges other than provided for in the Danish Salaried Employees’ Act (in Danish: “Funktionærloven”), the Danish Leave Act (in Danish: “Ferieloven”) or the equivalent foreign Law and their respective employment contracts and collective bargaining agreements entered into.

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8.10.3	There are no pension arrangements for the benefit of employees to which the MedTech Business contributes that would render the MedTech Business liable for deficits, if any, in claims provisions.

8.10.4	All salaries and other benefits of all current or former employees of the MedTech Business have, to the extent due, been paid or, if not due, an appropriate provision for the payment thereof has been established in the accounts.

8.10.5	There are no undisclosed material commitments of any nature with respect to current or former employees of the MedTech Business.

8.10.6	The MedTech Business has, where legally necessary, in writing secured the right to exploit all inventions and all other rights (including copy rights), whether registered or unregistered, made or brought into existence by former or existing employees of the MedTech Business which are or have been used or are intended for use by the MedTech Business.
8.11	Permits
8.11.1	The MedTech Business is in possession of such public approval, permission, authorisation, exemption or the like in Denmark and abroad as is required by mandatory law in order for the MedTech Business to carry out its activities as currently conducted (the “Permits”). All Permits are in full force and effect. To the Seller’s Knowledge, there are no pending actions or other proceedings that seek revocation of any of the Permits.

8.11.2	The consummation of the transactions contemplated by this Agreement, including the Ancillary Transactions, will

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not lead to any cancellation or revocation of any material Permit, licence or the like currently held by the MedTech Business.
8.12	Environmental Matters
8.12.1	To the Seller’s Knowledge the Properties are free from any material contamination (for Leased Properties, however, limited to such contamination for which the MedTech Business is liable) which based on currently applicable environmental Law in the relevant jurisdiction could cause environmental authorities or any other governmental bodies or agencies to order the removal of such material based on the current use, or to order other measures to protect the environment.
8.13	Insurance
8.13.1	The insurance policies taken out by the MedTech Business as set forth in the Due Diligence Documentation are in effect, noting however that insurances may terminate as of the Closing Date as per the terms of the policy.

8.13.2	There are no material outstanding claims under or in respect of the validity of any such insurance policies pertaining to the MedTech business.
8.14	Litigation
8.14.1	None of the MedTech Companies are engaged in any litigation, mediation or arbitration, complaint, administrative or other similar proceedings where the claimant has raised a claim against the a MedTech Company in excess of a principal amount equal to USD 200,000 (two-hundred thousand) in the aggregate and except for debt

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collection in the Ordinary Course of Business. To the Seller’s Knowledge no such litigation, arbitration, complaint, administrative or other proceedings against the MedTech Companies is threatened.
8.15	Taxes
8.15.1	All Tax reports and returns relating to Tax required to be filed by or on behalf of the MedTech Business have been duly and timely filed with the appropriate authorities. None of the Tax reports or returns mentioned has been disputed by any Tax authority.

8.15.2	All Taxes and Tax liabilities relating to the period prior to the date of this Agreement have, to the extent they have been assumed or fallen due prior hereto, been fully and timely paid or adequately reserved for in the accounts of the MedTech Business.
8.16	Competition Law Matters
8.16.1	The MedTech Business does not take part in any agreements, resolutions or concerted practice the purpose or result (actually or potentially) of which is to directly or indirectly prevent, restrict or distort competition, contrary to current competition law.
8.17	Material Contracts
8.17.1	No notice of termination of a Material Contract has been received by the MedTech Business and, to the Seller’s Knowledge, there are no grounds for early termination, avoidance or repudiation of any such Material Contract due to breach by the MedTech Business.

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8.17.2	Neither the execution of this Agreement or the Ancillary Transactions will entitle any third party to any Material Contract to cancel, demand amended or terminate such Material Contract.
8.18	Information
8.18.1	All information in written or documentary form, which has been given by the Seller in course of the negotiations leading to this Agreement and the Schedules, is to the Seller’s Knowledge true and accurate in all material respects and not misleading.

8.18.2	The Seller has fulfilled its obligations under Danish law to loyally inform the Buyer of all facts material to the MedTech Business (in Danish: “Sælgerens loyale oplysningspligt”).
8.19	Finders and Brokers
8.19.1	None of the MedTech Companies, nor any of their officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the transactions contemplated by this Agreement, except that the Seller has retained Credit Suisse Securities (USA) LLC as its financial adviser, the advisory fees of which shall be paid by the Seller. Neither the Buyer nor any of its Affiliates shall have any liability in respect of any fees, expenses, disbursements or any other consideration payable to Credit Suisse in connection with this Agreement.

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8.20	No Undisclosed Liabilities; no Financial Indebtedness
8.20.1	No MedTech Company has any liabilities whether or not accrued, contingent or otherwise other than:
(i)	Liabilities reflected in the Financial Statements or any notes thereto;

(ii)	Liabilities incurred in the Ordinary Course of Business since December 26, 2008; or

(iii)	Liabilities required to be performed pursuant to the terms of the Material Contracts or Applicable Law (for the avoidance of doubt, this exemption only comprises performance obligations under the Material Contracts or Applicable Law and not claims arising in case of breach or default, product liabilities or the like); or

(iv)	Liabilities owed solely to other MedTech Companies.
8.20.2	None of the MedTech Companies will have any Net Financial Indebtedness, as defined in Schedule 8.20, as of the Closing Date, provided, however, that if such Net Financial Indebtedness exist at the Closing it will be treated as an adjustment, up or down, to the Purchase Price as set out in Clause 3 above.
8.21	Affiliate Transactions
8.21.1	There are and have been no material transactions, contracts or agreements of any kind between any MedTech Company on the one hand and any other Person that is an Affiliate of a MedTech Company or that is a spouse or

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family member of any such Affiliate (collectively, the “Affiliate Counterparties”) on the other hand (collectively, “Affiliate Transactions”) other than those reflected and disclosed in the Financial Statements. Each Affiliate Transaction is and was on arm’s length and commercially reasonable terms and will terminate without payment of any consideration by any MedTech Company at and will have no further force and legal effect after the Closing Date. No Affiliate Counterparty will after the Closing Date have ownership interest in any material asset or property used by any MedTech Company in the conduct of the MedTech Business. No Affiliate Counterparty has any ownership interest in or is a director or employee of any material supplier to, customer of or counterparty to any contract with any MedTech Company in the conduct of the MedTech Business.

8.21.2	None of the MedTech Companies retain any liability towards the Seller arising from the sale by the Company of the shares in Pulse HVT ApS, Pulse MEMS ApS and Pulse Tech ApS to the Seller prior to the date of this Agreement for the purpose of separating the MedTech Business from the HVT Business and the MEMS Business.
8.22	Where any statement in this Clause 8 is qualified as being made to the “Seller’s Knowledge” or any other similar expression, such reference shall be construed as a reference to the actual knowledge of the persons listed in Schedule 8.22 and the knowledge such persons ought to have had after having made due inquiry to the management of the MedTech Companies.

8.23	The representations and warranties in this Clause 8 (except for the Basic Warranties 8.7.2 (sufficiency of assets etc.) and 8.15 (Taxes)) are qualified in all respects by matters Disclosed. In respect of Clause 8.7.2 only matters set out in the Disclosure Letter

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shall be considered Disclosed. Any matter set forth in any section of the Seller’s Disclosure Letter shall be deemed set forth in all other sections of the Seller’s Disclosure Letter whether or not a specific cross-reference appears, except for the representations and warranties in Clause 8.7.2.

8.24	The representations and warranties in this Clause 8 are the Seller’s complete and exhaustive representations and warranties with respect to themselves, the MedTech Business and all other matters. The Seller makes no express or implied warranties whether arising out of applicable legislation or general principles of law, in contract, tort or otherwise, and the Buyer agrees that it has not relied and cannot rely on any other warranties, statements or representations made by the Seller, the MedTech Companies or any of their respective directors, officers, employees or advisers with respect to the Seller and the MedTech Business.

9.	Representations and Warranties of the Buyer

The Buyer represents and warrants to the Seller as follows as of the date this Agreement and undertakes to the Seller to ensure that each of the following representations and warranties shall be true and accurate as of the Closing Date:

9.1	Power and Authority
9.1.1	The Buyer is a company duly organised and validly existing under the laws of Kingdom of Denmark and has requisite power and authority to execute and deliver this Agreement and perform its obligations hereunder and to consummate the transactions contemplated hereby.

9.1.2	The execution and delivery of this Agreement and the consummation and performance of the transactions

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contemplated hereby have been duly and validly authorised by all necessary corporate actions on the part of the Buyer.

9.1.3	This Agreement has been duly executed and delivered by the Buyer and, assuming the due authorisation, execution and delivery of this Agreement by the Seller, this Agreement constitutes a legal, valid and binding obligation of the Buyer enforceable against it in accordance with its terms.
9.2	No Conflict
9.2.1	The execution and entering into, and the performance of, and compliance with, this Agreement and the consummation of the transactions contemplated hereby, will not:
(a)	result in a breach of any provision of the articles of association of the Buyer;

(b)	result in a material breach of, or constitute a default under, any material instrument by which the Buyer is bound; or

(c)	result in a breach of any material order, judgment or decree of any court, governmental agency or regulatory body by which the Buyer or any of its properties or assets is bound.
9.3	Ability to pay the Purchase Price
9.3.1	The Buyer has and will as of the Closing Date have the financial resources necessary to consummate the transactions contemplated by this Agreement.

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10.	Claims

10.1	The provisions of this Clause 10 shall apply to a Claim raised by a Party against the other Party, including Claims made by a Party for the other Party’s Breach of Warranties.

10.2	Subject to the limitations of Clause 11, but in addition to any other indemnity given by such Party in this Agreement, the Indemnifying Party shall indemnify the Indemnified Party against any and all Losses actually suffered by the Indemnified Party as a result of any breach by the Indemnifying Party of any obligation contained in this Agreement or a Breach of Warranties, as the case may be.

10.3	The Indemnified Party shall give a Claim Notice to the Indemnifying Party as soon as reasonably possible after the Indemnified Party becomes aware of the facts, events or circumstances whereby it appears that the Indemnifying Party is or may be liable to indemnify the Indemnified Party.

10.4	The amount of any Loss shall accrue Interest from the later of (i) the date the Claim was first notified in writing to the Indemnifying Party or (ii) the date when the Claim falls due and become payable in each case to the date on which the amount thereof is actually paid to the Indemnified Party.

10.5	Third Party Claims; Opportunity to Defend

10.5.1	If any claim or action by a Third Party is made in writing against a Buyer Indemnified Party or a Seller Indemnified Party (each, an “Indemnified Party”) for which indemnification is provided under this Agreement and such Indemnified Party intends to seek such indemnity, then such Indemnified Party shall promptly notify the party from whom indemnification may be sought hereunder (the “Indemnifying Party”) in writing of such claim or action; provided,

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however, that any failure by such Indemnified Party to such give such notice promptly will not relieve the Indemnifying Party of any of its indemnification obligation hereunder unless the Indemnifying Party is materially prejudiced by such failure. In case any such action shall be brought against any Indemnified Party, the Indemnifying Party shall be entitled to participate therein or, at its election, to assume the defense thereof with counsel reasonably satisfactory to the Indemnified Party. After notice from the Indemnifying Party to the Indemnified Party of its election so to assume the defense thereof, the Indemnifying Party shall not be liable to the Indemnified Party under this Clause for any legal expenses of other counsel or any other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof (other than reasonable costs of investigation) unless the representation of the Indemnified Party by counsel provided by the Indemnifying Party would be inappropriate due to actual or potential conflicting interests between the Indemnified Party and the Indemnifying Party, including situations in which there are one or more material legal defenses available to the Indemnified Party that are not available to Indemnifying Party; provided, however, that notwithstanding the foregoing the Indemnifying Party shall not at any time, in connection with any one such action or separate but substantially similar actions arising out of the same general allegations, be liable for the fees and expenses of more than one separate set of counsel for all Indemnified Parties, except to the extent that local counsel, in addition to their regular counsel, is reasonably required in order to effectively defend against such action. No indemnification shall be available in respect of any settlement of any action or claim effected by an Indemnified Party without the prior written consent of the Indemnifying Party.

10.6	Where the Indemnified Party is or becomes entitled to any sum in respect of any Loss, damage or liability which is or may be subject to a Claim against the Indemnified Party, the Indemnified Party shall, if so required by the Indemnifying Party, take all such steps

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or proceedings, including the submission of claims for Tax refunds, as the Indemnifying Party may reasonably require to enforce such recovery. If the Indemnified Party recovers any sum from any third party in respect of any Loss, damage or liability to which such sum relates, that sum, including any Tax refunds, shall be set-off against the Indemnifying Party’s liability for that Claim (not taking into consideration any Lower Threshold or Basket). The Indemnified Party shall, as soon as reasonably practicable, reimburse the Indemnifying Party an amount equal to any sum paid by the Indemnifying Party to the Indemnified Party against any Claim, in respect of which an amount is subsequently recovered from any third party together with any Interest or repayment supplement received on that amount.

10.7	Each Party is obliged to use all commercially reasonable efforts to mitigate its Losses.

10.8	For tax purposes only any payment made by the Seller or its Affiliates for a breach of any of the Seller’s or its Affiliates’ obligations pursuant to this Agreement, including the Seller’s breach of Warranties shall be handled by the Parties as an adjustment of the Purchase Price.

11.	Limitations for Claims

11.1	Time limit for bringing a Claim
11.1.1	The Seller shall not be liable for a Claim for breach of any of the representations and warranties unless the Buyer has given Claim Notice to the Seller prior to the first (1st) anniversary of the Closing Date.

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11.1.2	A Claim shall be deemed to have been waived or withdrawn by the Buyer on the expiry of six (6) months after the date when the Seller has denied the Claim in writing, unless arbitral proceedings in respect of it have been started in accordance with Clause 22.

11.1.3	Notwithstanding Clause 11.1.1 the Seller’s obligation to pay any amounts of indemnification under Clause 8.15 (Taxes) shall not expire until one (1) month after the expiry of the statute of limitation under which claims of competent tax authorities may be raised against the MedTech Companies.
11.2	Limitation on Seller’s liability

11.2.1	Any Claim made by the Buyer for a breach of the Seller’s Warranties shall be subject to the following limitations:
(a)	The Seller shall not be liable for any Loss as a result of a single Claim unless each such Claim exceeds fifty thousand United States Dollars (USD 50,000) as determined on the date the Claim is made (the “Lower Threshold”). Individual Claims arising out of identical or similar events or circumstances shall be aggregated and deemed to constitute a single Claim.

(b)	The Seller shall not be liable in respect of any Claim unless and until the aggregate amount of all such Claims, each of which are in excess of the Lower Threshold, exceeds three million United States Dollars (USD 3,000,000) (the “Basket”), in which case the Seller shall be liable only for the amount in excess of the Basket.

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(c)	The Seller’s total liability in respect of all Claims in the aggregate shall be limited to a sum not exceeding twenty million United States Dollars (USD 20,000,000).
11.3	Additional Limitations
11.3.1	Neither Party shall be held liable for any indirect or consequential loss such as operating loss, loss of profits, loss of interest or consequential loss including legal fees (in Danish: “indirekte tab eller følgeskader”) and such amounts shall not be included in the calculation of a Loss. The amount of Losses to be paid by the Indemnifying Party shall be calculated on a USD for USD basis and in no event shall any multiple be used in calculating the amount of Losses.

11.3.2	No Loss shall be deemed to have been suffered by the Indemnified Party to the extent that a specific provision in the Financial Statements regarding the subject matter of the Claim has been made in the Financial Statements.

11.3.3	If any Claim shall arise by reason of a liability which at the time that the Claim is notified to the Seller is contingent (whatever the cause), the Seller shall not be under any obligation to make any payment to the Buyer until such time as such contingent liability becomes an actual liability.

11.3.4	The Seller shall not be liable in respect of a Claim to the extent that the matter giving rise to the Claim occurs as a result of or is otherwise attributable to:
(a)	any legislation not in force at the date of this Agreement or any change of Law, court decisions,

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accounting rules or administrative practice having retrospective effect which comes into force after the date of this Agreement; or

(b)	any increase after the date of this Agreement in any rate of taxation (including rate of taxation having retrospective effect).
11.3.5	The Buyer shall not be entitled to recover any Losses if the Buyer actually can recover such Losses under any applicable insurance policies (including insurance policies maintained by the Company). If there is an insurance recovery by the Buyer subsequent to its indemnification by the Seller, the Buyer shall promptly pay over the amount of such insurance recovery to the Seller (but no more than the amount of Losses for which the Seller has indemnified the Buyer).
11.4	Exclusive remedies
11.4.1	The Buyer agrees that the recourse and remedies specified in this Clause 11 are the Buyer’s exclusive recourse and remedies in the event of any Claims for a breach of any of the Seller’s obligations pursuant to this Agreement, including the Seller’s Breach of Warranties or any other obligation made or undertaken by the Seller. Consequently, the Buyer hereby renounces any right that it may have, or subsequently acquire, under the laws of the Kingdom of Denmark or any other jurisdiction, following Closing and in particular, the Buyer expressly waives the right to terminate or otherwise rescind this Agreement (in Danish: “hæve aftalen”) or claim a proportionate reduction of the Purchase Price (in Danish: “forholdsmæssigt afslag i købesummen”).

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11.5	Limitations not applicable
11.5.1	The limitations of the liability set out in Clause 11.1, 11.2, 11.3 and 11.4 shall not apply to (i) Claims against the Seller for breach arising out of or as a result of actual fraud, wilful misrepresentation, gross negligence or wilful misconduct on the part of a Seller, (ii) Claims for breach of the Basic Warranties, (iii) Claims for breach of Clause 8.15 or (iv) Claims for breach of Clauses 8.7.2, 8.20.2 or 8.21.2.
11.6	Non-Reliance.
11.6.1	The Buyer acknowledges and agrees that it has made its own inquiry and investigation into, and based thereon it has formed an independent judgment concerning, the MedTech Companies and their businesses and operations. In connection with such inquiry and investigation, the Buyer and its advisors and representatives have received from Seller and the MedTech Companies certain projections and other forecasts for the MedTech Companies and certain estimates, plans and budget information. The Buyer acknowledges and agrees, that (i) there are uncertainties inherent in preparing such projections, forecasts, estimates, plans and budgets, (ii) it is familiar with such uncertainties, (iii) it takes full responsibility for making its own evaluations of the adequacy and accuracy of all such projections, forecasts, estimates, plans and budgets, and (iv) it will not (and it will cause its Affiliates and any Person acting on its behalf not to) assert any claims or cause of action against Seller, any of its Affiliates and/or any Person acting on any of their behalf, or hold any of them liable, with respect to such projections, forecasts, estimates, plans and budgets.

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12.	Announcements

12.1	Immediately following Closing, the Parties shall prepare and make the joint announcement set out in Schedule 12.1. No other public announcement concerning this Agreement or the transactions contemplated shall be made without the approval of both Parties, such approval not to be unreasonably withheld, conditioned or delayed. This Clause 12.1 shall not apply in the event described in Clause 12.2.

12.2	Either Party may, upon notice to the other Party, make an announcement concerning the transaction contemplated by this Agreement or any ancillary matter if
(a)	required by applicable law;

(b)	required by any securities exchange or regulatory or governmental body to which that Party is subject, including a relevant stock exchange; or

(c)	required pursuant to an order by a court of competent jurisdiction.
12.3	The restrictions contained in this Clause 12 shall survive Closing without limitation in time.

13.	Confidentiality

13.1	Each Party shall treat as confidential all information obtained as a result of entering into or performing this Agreement which relates to (a) the provisions of this Agreement, (b) the negotiations relating to this Agreement or (c) the other Party.

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13.2	Each Party shall:
(a)	not disclose any such confidential information to a Person other than any of its directors, employees or advisers who need to know such information in order to discharge their respective duties;

(b)	not use such confidential information other than for the purposes required to vest the full benefit of this Agreement in that Party;

(c)	cause any Person to whom any such confidential information is disclosed to comply with the restrictions contained in this Clause 10 as if such Person were a party to this Agreement.
13.3	Notwithstanding any other provisions of this Clause 13, either Party may disclose any such confidential information:
(a)	if and to the extent required by applicable law;

(b)	if and to the extent required by any securities exchange or regulatory or governmental body to which that Party is subject, including a relevant stock exchange;

(c)	if and to the extent required pursuant to an order by a court of competent jurisdiction;

(d)	if and to the extent required for the purpose of any arbitration pursuant to Clause 22;

(e)	to its professional advisers and auditors;

(f)	if and to the extent the information has come into the public domain through no fault of that Party; or

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(g)	if and to the extent the other Party has given prior written consent to the disclosure.
The restrictions in this Clause 13 shall survive Closing without limitation in time.
14.	Entire Agreement

14.1	This Agreement represents the entire understanding between the Parties with respect to the subject matter hereof and supersedes any and all prior negotiations and understandings, whether written or oral, relating to the subject matter hereof.

14.2	Each Party acknowledges that in entering into this Agreement it is not relying upon any pre-contractual statement which is not set out in this Agreement.

14.3	Except in the case of actual fraud, no Party shall have any right of action against the other Party arising out of or in connection with any Pre-contractual statement except to the extent that it is repeated in this Agreement.

14.4	For the purposes of this Clause 14, “Pre-contractual statement” means any draft, agreement, undertaking, representation, warranty, promise, assurance or arrangement of any nature whatsoever, whether or not in writing, relating to the subject matter of this Agreement made or given by any Person at any time prior to the date of this Agreement.

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15.	Amendments

15.1	This Agreement can be amended only by written instrument signed by and on behalf of each of the Parties.

15.2	No waiver of any of the provisions of this Agreement shall be effective unless made in writing and signed by and on behalf of each of the Parties and subsequently attached as exhibit to this Agreement.

16.	Costs

16.1	Unless otherwise expressly provided in this Agreement or agreed between the Parties, each Party shall pay its own costs and expenses in connection with the negotiation, preparation and execution of this Agreement and the implementation of the transactions contemplated hereby (including all fees and expenses of its own legal, financial and other advisers).

17.	Assignment

17.1	This Agreement may not be assigned in whole or in part by any Party without the prior written consent of the other Party, such consent not to be unreasonably withheld, conditioned or delayed.

18.	Other Provisions

18.1	If any provision of this Agreement shall be deemed invalid, illegal or unenforceable, the validity, legality and enforceability of the

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remaining provisions shall not in any way be affected or impaired.
18.2	Each Party acknowledges that this Agreement has been prepared jointly by the Parties and shall not be strictly construed against any Party.
18.3	This Agreement is executed in two original copies, of which each Party has taken one, and each of which shall for all purposes be deemed to be an original, but which shall together constitute one and the same instrument.
18.4	The Parties agree without unreasonable delay and at own cost (a) to furnish upon request to another Party such further information and documentation, (b) to execute and deliver to another Party such other documents, and (c) to do such other acts and things, all as another Party may reasonably request for the purpose of carrying out the intent of this Agreement and the documents referred to in this Agreement, including for purposes of any post-closing accounting, auditing, appraisal, stock exchange filings, litigation, correspondence with and investigations by public authorities, etc. of either Party and their Affiliates.
19.	Tax related matters
19.1	The Seller shall prepare and file the Tax returns for the MedTech Business for the financial year 2008 and any periods prior thereto. Such tax returns shall be prepared in accordance with past practice (unless otherwise agreed with the Buyer).

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19.2	Danish Joint Taxation in the Income Year 2009
19.2.1	The Company has been the Administrative Company in the previous joint taxation until 28 February 2008. From 29 February 2008 until Closing Seller has been the Administrative Company in the joint taxation.
19.2.2	Until Closing, the Company and Pulse ApS will be part of a joint taxation scheme, under which Seller (the “Administrative Company”) is the administrative company. As per the Closing Date, an income statement of The Company and Pulse ApS taxable earnings is made for the period 1 January 2009 up until the Closing Date (the “Interim Statement”) in accordance with past practice, good accounting practice and the existing accounting principles of the Company applied upon a consistent basis. On the basis of the Interim Statement, taxable income for the Company and Pulse ApS for the period 1 January 2009 up until the Closing Date (the “Period”) is calculated.
19.2.3	In the common opinion of the Parties, the control of the Company and Pulse ApS is transferred from Seller to the Buyer as of the Closing Date and, consequently:
1)	the joint taxation of the Company and Pulse ApS will cease with the Seller as of the Closing Date, and
2)	the Company and Pulse ApS will as of the Closing Date (i) cease to be included in the Danish Seller’s consolidated accounts and, if applicable, (ii) be included in the consolidated accounts of the Buyer.
19.2.4	The Buyer and Seller agree that the Seller prepares and delivers a draft tax return (Interim Statement) for the Company and Pulse ApS for the period from 1 January 2009 to the Closing Date to the Buyer for review no later than 60 days after Closing. The Buyer

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has 30 days to review the draft tax returns. The Buyer and the Seller each agree to make such information available to each other – or procure that such information is made available to each other — as may reasonably be required in order to enable the Seller to prepare and the Buyer to review the draft tax return.
19.3	Payment of taxes regarding the Income Year 2009
19.3.1	The Company and Pulse ApS shall pay the income tax calculated for the period 1 January 2009 to Closing to the Administrative Company (Seller) no later than 20 November 2009. The tax value of any losses utilized by the Company and Pulse ApS from other companies in the Administrative Company’s joint taxation unit for the period 1 January 2009 to Closing should be paid to the Administrative Company no later than 20 November 2009. Should the taxable income of the Company and Pulse ApS for the period 1 January 2009 to Closing be negative, the tax value of the negative income, which is utilised by other companies in the Administrative Company’s joint taxation unit, is to be paid to the Company and Pulse ApS no later than 20 November 2009.
19.4	Tax audits etc.
19.4.1	In the event that the tax authorities increase the Company and Pulse ApS taxable income for the Period preceding the Closing date, the tax value of the income by which the taxable income is increased shall be paid by the Company and Pulse ApS to the Seller (the Administrative Company) within 60 days of receiving a notice of increase from the Danish tax authorities, except to the extent such increase is cancelled out by depreciations or losses carried forward. Any such payment shall be set off against the Buyer’s corresponding claims against the Seller for breach of Clause 8.15.

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19.4.2	The Parties agree that in the event the Danish tax authorities finds that the control of the Company and the Subsidiaries the purposes of the Danish joint taxation is transferred from the Seller to the Buyer as of a date other than the Closing Date, the payments prescribed in Section 31, subsection 6 of the Danish Company Taxation Act (“Selskabsskatteloven”), regarding the income year 2009 shall be recalculated on the basis of the taxable income as of the Change-of-Control Date. Furthermore, the Parties agree that any additional payments or repayments necessary under Section 31, subsection 6 of the Danish Company Taxation Act (“Selskabsskatteloven”), as a result of such recalculation shall be effected no later than 30 days after the expiry of the period allowed for appeal of the decision made by the Danish tax authorities.
19.4.3	Each Party shall be entitled to appeal the decision of the Danish tax authorities, it being understood that any additional payments or repayments necessary under Section 31, subsection 6 of the Danish Company Taxation Act, as a result of the recalculation in such case shall be effected no later than 90 days after the appeal has been finally settled. In the event of such appeal the appealing Party shall indemnify the other Party for any and all losses and/or costs incurred by the other Party as a result of the appeal (including without limitation any and all costs and/or penalties incurred as a result of delayed payment of Taxes).
19.4.4	In the event the Danish tax authorities finds that the control of the Company and the Subsidiaries for purposes of the Danish joint taxation is transferred from the Seller to the Buyer as of a date other than the Closing Date, the Buyer shall procure that the Company and the Subsidiaries prepare and deliver a draft tax return for the period from 1 January 2009 to the Change-of-Control Date as soon as possible after the Buyer’s receipt of the decision made by the Danish tax authorities. The Buyer and the Seller each agree to make such information available to each other — or procure that such information is made available to each other — as

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may reasonably be required in order to enable the Company and the Subsidiaries to prepare and the Seller to review and approve the draft tax return. The Parties agree that the Seller shall be entitled to make any changes to the draft tax return, as the Seller deems appropriate provided such changes are in compliance with the relevant Tax law. The Seller shall ensure that the approved and final tax return for the period 1 January 2009 to the Change-of-Control Date is delivered to the Buyer no later than 60 days after the Seller’s receipt of the draft tax return from the Company and the Subsidiaries.
19.4.5	After the Closing Date, the Parties will provide and will cause their Affiliates to provide the other Party with such cooperation and information as either of them reasonably may request of the other in filing any Tax return, amended Tax return, determining a liability for Taxes or participating in or conducting any audit or other proceeding in respect of Taxes. Without limiting the scope of the foregoing, the Parties shall each make available to the other, as reasonably requested, all information, records or documents in their possession relating to all Tax matters and Tax returns of the MedTech Companies for all tax periods prior to or including the Closing Date and shall preserve all such information, records and documents until sixty (60) days after the expiration of any applicable Tax statute of limitations or extensions thereof.
19.5	Prepaid taxes before Closing
19.5.1	Any prepaid taxes made by the Company and Pulse ApS before closing should be allocated to Seller’s yearly tax settlement with the tax authorities (Seller’s Danish joint taxation). The Seller is entitled within 3 months from Closing to apply the Danish tax authorities to make such allocation of prepaid taxes, if any.
19.5.2	If Seller chooses not to apply the Danish tax authorities to make such allocation of prepaid taxes, the Buyer must reimburse any

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prepaid taxes made by Seller before Closing if these prepaid taxes have been reducing taxes for the Company and Pulse ApS.
19.6	Other tax related matters
19.6.1	The Buyer covenants and agrees to notify the Seller of any Tax refund, reimbursement or similar payment received by the Company or its Subsidiaries relating to a period prior to the Closing and to pay any such Tax refund, reimbursement or similar payment to the Seller within 30 days of receipt.
19.6.2	The Buyer shall not file (or cause the Company or its Subsidiaries to file or agree to) any amendments to Tax returns, reports, notifications, elections and similar filed, made or applied by the Seller or the Company prior to the Closing without the prior written consent of the Seller, such consent not to be unreasonably withheld. The Buyer covenants and agrees to notify the Seller of any request from a Tax authority to audit or commence other proceeding regarding the Tax returns, reports, notifications, elections and similar filed, made or applied by the Seller or the Company prior to the Closing.
19.6.3	The Parties agree that any refund of Tax received by any MedTech Company and arising from any payment of Tax earlier than the Closing Date shall belong to the Seller. The Parties specifically agree that this shall apply a certain matter related to VAT withheld by the Polish authorities on inter-company import-export between Vietnam, Poland and Denmark for which the authorities recently ruled that Pulse Polska should receive a refund of approximately PLN 4.7 million.

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20.	Notices
20.1	A notice under this Agreement shall only be effective if it is in writing.
20.2	Any notice to be made pursuant to this Agreement shall be sent to a Party at its address or fax number and for the attention of the individual/department set out below:

To the Seller:	Pulse Denmark ApS
c/o Technitrol, Inc.
1210 Northbrook Drive, Suite 470
Trevose, PA 19053
USA
Fax: +1 215 355 0119
For the attention of James M. Papada, III, CEO

with a copy to:	Bruun & Hjejle
Bredgade 38
DK-1260 Copenhagen K
Denmark
For the attention of Mogens Ebeling and Christian Gregersen

To the Buyer:	Xilco A/S
c/o Altor Equity Partners A/S
Bredgade 29 III
DK-1260 Copenhagen K
Denmark
Fax: + 45 33 36 73 01

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For the attention of Denis Viet-Jacobsen and Thomas Kvorning

with a copy to:	Bech-Bruun
Langelinie Allé 35
DK-2100 Copenhagen
Fax: + 45 72 27 00 27
For the attention of Jacob Hjortshøj
provided that a Party may at any time change its notice details by giving notice to the other Party of the change in accordance with this Clause 20. Any notice pursuant to this Clause 20 shall be in the English language.
20.3	Any notice made in accordance with the provisions of this Clause 20 shall be deemed to have been duly rendered:
(a)	on the date of delivery, if the notice is hand delivered at the address of the relevant Party to a responsible person during normal business hours;

(b)	at 10 a.m. five days after the date of posting, postage prepaid, if the notice is sent by registered or certified mail in a correctly addressed envelope to the address specified above; and

(c)	within two hours of transmission (if the transmission occurs during normal business hours in the location of the recipient) or within 12 hours of transmission (if the transmission occurs outside of those hours), if the notice is transmitted by fax to the fax number specified above; provided that (i) the answer back from the receiving Party

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appears correctly, (ii) the receiving Party has not, within the period referred to above, notified the other Party that the fax message was illegible, incomplete or otherwise imperfect, and (iii) the notice is also hand delivered or sent by registered or certified mail in accordance with sub-Clause (a) or (b) above to the receiving Party no later than three days thereafter, or receipt is confirmed in writing at any time by the recipient.
21.	Governing Law
21.1	This Agreement shall be governed by and construed and interpreted in accordance with the substantive laws of the Kingdom of Denmark, i.e. the laws of Denmark without regard to the Danish conflict of law principles.
22.	Arbitration
22.1	In the event of any dispute arising out of or in connection with this Agreement, the Parties agree to submit the matter to settlement proceedings under the ICC ADR Rules. In case the dispute has not been settled within 90 days following the filing of a Request for ADR or within such other period as the Parties may agree in writing, such dispute shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce by three arbitrators appointed in accordance with the said Rules of Arbitration.
22.2	The language to be used in the arbitral proceedings shall be English.
22.3	The place of arbitration shall be Copenhagen, Denmark.

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22.4	The proceedings and the award shall be confidential without limitation of time.
-ooo-
[Signature page to follow]

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This Agreement has been executed by the duly authorised representatives of the Parties the day and year first written above.

For and on behalf of the Seller:	For and on behalf of the Buyer:

Pulse Denmark ApS	Xilco A/S

By: /s/ Drew A. Moyer	By: /s/ Denis Viet-Jacobsen

Name: Drew A. Moyer	Name: Denis Viet-Jacobsen
Title:	Title:

By: /s/ Michael J. McGrath	By: /s/ Jesper Eliasson

Name: Michael J. McGrath	Name: Jesper Eliasson
Title:	Title:
As guarantor with primary liability (in Danish ''Selvskyldnerkaution’’) to perform any and all of the Seller’s and its Affiliates’ obligations under this Agreement and the Ancillary Transactions as if Pulse Engineering INC was itself a party to this Agreement. The guarantor shall be obliged to fulfil said obligations even if the Seller or its Affiliates themselves are prevented from fulfilling their obligations due to mandatory law.

By: /s/ Drew A. Moyer Name: Drew A. Moyer
Title:

By: /s/ Michael J. McGrath Name: Michael J. McGrath
Title: